SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on June 4, 2007 (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of Biosite at a purchase price of $92.50 per share, net to the seller in cash, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the tender offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (as the same has been or is supplements from time to time), and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following bullet points to the end of the first paragraph:
•
on May 30, 2007, Mr. Greene exercised options to purchase 29,147 shares of Common Stock at exercise prices ranging from $10.00 to $53.38 per share under the 1996 Plan and sold the underlying 29,147 shares of Common Stock in the open market at prices ranging from $91.91 to $91.93 per share;

•
on May 31, 2007, Christopher R. Hibberd, Senior Vice President, Corporate Development of the Company, exercised options to purchase 17,100 shares of Common Stock at an exercise price of $41.56 per share under the 1996 Plan and sold the underlying 17,100 shares of Common Stock in the open market at prices ranging from $91.99 to $92.10 per share;

•
on June 1, 2007, Mr. Hibberd exercised options to purchase 20,366 shares of Common Stock at exercise prices ranging from $31.625 to $41.56 per share under the 1996 Plan and sold the underlying 20,366 shares of Common Stock in the open market at prices ranging from $91.99 to $92.00 per share;

•	on June 4, 2007, Mr. Greene sold 1,250 shares of Common Stock in the open market at a price of $91.9816 per share pursuant to the Greene Trading Plan;

•
on June 4, 2007, Mr. Twomey exercised options to purchase 54,000 shares of Common Stock at exercise prices ranging from $13.875 to $47.66 per share under the 1996 Plan and sold the underlying 54,000 shares of Common Stock in the open market at prices ranging from $92.00 to $92.02 per share;

•	on June 4, 2007, Mr. Hibberd exercised options to purchase 40 shares of Common Stock at an exercise price of $31.625 per share under the 1996 Plan and sold the underlying 40 shares of Common Stock in the open market at a price of $92.05 per share;

•	on June 4, 2007, Dr. Valkirs sold 25,100 shares of Common Stock in the open market at a price of $92.00 per share;

•	on June 5, 2007, Mr. Hibberd exercised options to purchase 859 shares of Common Stock at an exercise price of $31.625 per share under the 1996 Plan and sold the underlying 859 shares of Common Stock in the open market at a price of $92.05 per share;

•	on June 5, 2007, Lonnie M. Smith, a member of the Biosite Board, exercised options to purchase 39,284 shares of Common Stock at exercise prices ranging from $10.00 to $53.38 per share under the 1996 Plan and sold the underlying 39,284 shares of Common Stock in the open market at prices ranging from $91.97 to $91.9725 per share;

•	on June 5, 2007, Dr. Valkirs sold 433 shares of Common Stock in the open market at a price of $92.00 per share;

•	on June 5, 2007, Mr. Twomey exercised options to purchase 7,100 shares of Common Stock at an exercise price of $31.625 per share under the 1996 Plan and sold the underlying 7,100 shares of Common Stock in the open market at prices ranging from $92.00 to $92.04 per share;

•	on June 6, 2007, Dr. Valkirs sold 50,301 shares of common stock in the open market at prices ranging from $91.98 to $92.00 per share; and

•	on June 6, 2007, Mr. Twomey exercised options to purchase 6,200 shares of common stock at an exercise price of $31.625 per share under the 1996 Plan and sold the underlying 6,200 shares of common stock in the open market at prices ranging from $92.00 to $92.01 per share.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     On June 5, 2007, Suzanne Zoumaras, Head of Worldwide Human Resources for Biosite, sent an email to Biosite’s employees regarding information relating to the Offer and Merger. A copy of the email is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.
     On June 5, 2007, as permitted by Section 5.16(a) of the Merger Agreement, Inverness entered into an alternative debt financing commitment letter with the same lenders as those that were a party to the debt commitment letters entered into as of May 14, 2007 (the “Alternative Commitment Letter”). Pursuant to the Merger Agreement, the Alternative Commitment Letter is subject to financing conditions that are at least as favorable to Inverness and Purchaser as the financing conditions set forth in the previously executed debt commitment letters. A copy of the Alternative Debt Commitment Letter is filed as Exhibit (b)(3) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Inverness with the SEC on June 7, 2007.
     On June 7, 2007, Biosite issued a press release announcing that the waiting period required under the HSR Act expired without a request for additional information from the FTC or the Antitrust Division with respect to the proposed acquisition of Biosite by Inverness. A copy of the press release is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(J)	Email to employees of Biosite Incorporated dated June 5, 2007.
(a)(1)(K)	Press Release issued by Biosite Incorporated on June 7, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ David B. Berger

Name:	David B. Berger
Title:	Vice President, Legal Affairs
Dated: June 7, 2007